Exhibit 5

GREENLIGHT TO LAUNCH PROXY FIGHT TO UNLOCK VALUE FOR
MI DEVELOPMENTS SHAREHOLDERS

New York, NY; April 8, 2005: Greenlight Capital, Inc. today announced that it is preparing a proxy circular to allow shareholders of MI Developments Inc. (TSX: MIM.SV.A, MIM.MV.B; NYSE: MIM) to vote on its proposals to create value for all shareholders.

Greenlight is an investment management firm with a focus on long-term value investing. Greenlight is the second largest shareholder of MID, holding 9.9% of shares outstanding, and has been a shareholder since the company’s spin-off in August 2003.

Daniel Roitman, Chief Operating Officer of Greenlight commented, “It is time for all shareholders of MID to send a loud and clear message to the Board that shareholders want MID to change its priorities and unlock value. We urge all shareholders to review the Greenlight materials prior to voting, and to return only the GREEN proxy form which will accompany those materials.”

Greenlight issued the following statement explaining its position:

Greenlight Capital, Inc. continues to believe that MI Developments Inc.’s (MID) adoption of Greenlight’s proposals will unlock substantial shareholder value currently suppressed by the existing structure and business plan. Specifically, Greenlight believes that MID shares could be worth in excess of $40 per share if MID were to implement such proposals.

Greenlight disagrees with the MID Board of Directors’ conclusion that the proposals to divest its interest in Magna Entertainment Corp. (MEC) and convert to a REIT are not in the interests of shareholders. In its lengthy Management Information Circular, the Board has failed to make a compelling case for its recommendation to vote against the Greenlight proposals:

•	Despite engaging expert financial and legal advisors and supposedly performing detailed analysis, the Board failed to compare the potential value creation for MID shareholders of implementing Greenlight’s proposals versus MID’s existing course of action.

•	MID’s Board appears more interested in “maximizing the return on the Company’s investment in MEC” than maximizing the value of MID. The admission that MEC will need substantial financing and that MID will likely need to provide such financing at below-market rates is a reversal of last year’s “policy” and amounts to “throwing good money after bad.”

•	The Board refers to vague “ongoing limitations associated with a conversion of MID into a REIT or similar structure” but fails to explain how MID shareholders would be hurt by such limitations. Greenlight believes that a structure that restrains MID from misusing capital to fund MEC and that compels MID to pay sizable, regular dividends is in the shareholders’ best interests.

•	Greenlight believes Mr. Stronach’s opposition to these proposals and “reluctant” support for even modest steps to enhance shareholder value reflects his trivial economic stake in MID and true interest in pursuing his private passion for horseracing at shareholder expense.

      MID’s Directors have consistently failed to recognize that they owe a duty to all shareholders including the Class A shareholders who have the majority economic stake in the company.

      Greenlight has no choice but to continue its efforts to protect shareholder interests, and plans to release its own proxy circular shortly.

CONTACT INFORMATION:

Media:
Ed Rowley / Kathleen Merrigan
The Abernathy MacGregor Group
(212) 371-5999